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                                                           OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10 )*
                                             ---

                             AMSERV HEALTHCARE INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   032162109
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

  Leslie Hodge, AMSERV HEALTHCARE INC., 3252 Holiday Court, #204, La Jolla, CA
- -------------------------------------------------------------------------------
                             92037  (619) 597-1000
                             ---------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 23, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box. / /

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

- -------------------------------                     --------------------------
 CUSIP NO.   032162109                               PAGE   2   OF  7  PAGES
          -------------------                            -------  ------
- -------------------------------                     --------------------------
- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eugene J. Mora                                 SSN ###-##-####

- --------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                       (a) / /
                                                                         (b) / /
- --------------------------------------------------------------------------------
      SEC USE ONLY
 3

- --------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

- --------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2 (D) or 2(E)
        / /     / /
- --------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
- --------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES               0
                  --------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY              0
                  --------------------------------------------------------------
       EACH
                          SOLE DISPOSITIVE POWER
     REPORTING       9
                           0
      PERSON      --------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           0
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
       0
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12
       / /
- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13
       0%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
       IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Shares"), of AMSERV HEALTHCARE INC., a Delaware corporation (the "Company"), with executive offices located at 3252 Holiday Court, #204, La Jolla, California 92037.

ITEM 2.           IDENTITY AND BACKGROUND

                  The information set forth in Item 2 of Mr. Mora's Schedule 13D, as amended, is hereby amended as follows:

                  (a) This Schedule 13D is being filed on behalf of Eugene J. Mora, an individual ("Mora").

                  (b) Mora's business address is AMSERV HEALTHCARE INC., 3252 Holiday Court #204, La Jolla, California 92037.

                  (c) Mora's principal occupation is that of Chief Executive Officer and President of the Company. On August 23, 1996, Mora resigned as a director of AMSERV at the request of the Company and in accordance with the Agreement and Plan of Merger, dated as of February 9, 1996, as amended on July 18, 1996 (as amended, the "Merger Agreement"), among Star Multi Care Services, Inc., a New York corporation ("Star"), AHI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Star ("Merger Sub"), and the Company.

                  (d) Mora has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors).

                  (e) Mora has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mora is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  There is no change to the information contained in Item 3 of
Schedule 13D, as amended to date.





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                                                                     Page 4 of 7

ITEM 4.           PURPOSE OF TRANSACTION

                  There is no change to the information contained in Item 4 of
Schedule 13D, as amended to date.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The information set forth in Item 5 of Mr. Mora's Schedule 13D, as amended, is hereby amended as follows:

                  (a) Mora is not the beneficial owner of any of the presently outstanding Shares of the Company.

                  (b) Mora does not have any power, sole or shared, to vote or direct the vote of any Shares, nor does he have any power, sole or shared, to dispose or direct the disposition of any Shares.

                  (c) On August 23, 1996, AMSERV and Star consummated a merger (the "Merger") whereby Star acquired control of AMSERV pursuant to the Merger Agreement. Under the Merger Agreement, Merger Sub was merged with and into AMSERV, whereupon the separate existence of Merger Sub ceased and AMSERV became a wholly owned subsidiary of Star. Consummation of the Merger followed approval by the shareholders of AMSERV and Star, which was obtained at shareholder meetings of the two companies held on August 23, 1996.

                  In connection with the Merger, each outstanding Share was converted into the right to receive 0.4090 shares of Star's common stock, par value $0.001 per share ("Star Common Stock"), representing a ratio of one share of Star Common Stock for each 2.445 Shares (the "Exchange Ratio"). Each option to purchase Shares (the "AMSERV Options") was assumed by Star and constitutes an option to acquire, on substantially the same terms and conditions as were applicable under such AMSERV Option, shares of Star Common Stock adjusted in accordance with the Exchange Ratio. Upon the effectiveness of the Merger, Mora disposed of the 544,527 Shares beneficially owned by him.

                  (d) Not applicable.

                  (e) Mora ceased to be the owner of more than five percent of the Shares upon the consummation of the Merger on August 23, 1996.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The information set forth in Item 6 of Mora's Schedule 13D, as amended, is hereby amended as follows:




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                                                                     Page 5 of 7


                  Mora is no longer a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The information set forth in Item 7 of Mora's Schedule 13D, as amended, is hereby amended as follows:

                  (a) Agreement and Plan of Merger, dated as of February 9, 1996, as amended on July 18, 1996, among Star Multi Care Services, Inc., a New York corporation, AHI Acquisition Corp., a Delaware corporation, and AMSERV HEALTHCARE INC., a Delaware corporation (incorporated by reference to Appendix A to Definitive Proxy Materials on Schedule 14A filed by AMSERV on July 23, 1996).





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                                                                    Page 6 of 7


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Signature

Date:        August 26, 1996                       /s/ Eugene J. Mora
                                                   ------------------
                                                   Eugene J. Mora
                                                   President, AMSERV HEALTHCARE
                                                   INC.



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                                                                     Page 7 of 7

                                  EXHIBIT INDEX

(a) Agreement and Plan of Merger, dated as of February 9, 1996, as amended on July 18, 1996, among Star Multi Care Services, Inc., a New York corporation, AHI Acquisition Corp., a Delaware corporation, and AMSERV HEALTHCARE INC., a Delaware corporation (incorporated by reference to Appendix A to Definitive Proxy Materials on Schedule 14A filed by AMSERV on July 23, 1996).